October 5, 2009

VIA FACSIMILE AND U.S. MAIL
Mail Stop 4720

Mr. Andrew S. Lerner
Chief Executive Officer and Director
Inter-Atlantic Financial, Inc.
400 Madison Ave.
New York, NY 10017

      Re: **Inter-Atlantic Financial, Inc.**
                Preliminary Proxy Statement Filed on Schedule 14A
                Filed on May 22, 2009
                File No.: 001-33721

Dear Mr. Lerner:

      We have completed our review of the above listed filing and have no further comments at this time.

                        Sincerely,

                        Jeff Riedler
                        Assistant Director